[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 12, 2017

Ms. Amanda Ravitz

Assistant Director, Office of Electronics and Machinery
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Littelfuse, Inc.
Registration Statement on Form S-4
Filed October 26, 2017
File No. 333-221147

Dear Ms. Ravitz:

Reference is made to the Registration Statement on Form S-4 (File No. 333-221147) (the “Registration Statement”) filed by Littelfuse, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on October 26, 2017, as amended on December 5, 2017 and December 11, 2017.

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m. Eastern Time on December 12, 2017, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact the undersigned at (212) 403-1396.

Very truly yours,

/s/ Mark F. Veblen
Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz

cc:             Ryan K. Stafford, Esq.

Executive Vice President, Chief Legal and

Human Resources Officer and Corporate Secretary

Littelfuse, Inc.